Norton Rose Fulbright US LLP
1301 Avenue of the Americas
New York, NY 10019-6022 United States

Direct line +1 212-318-3168
Rajiv.Khanna @nortonrosefulbright.com

Tel +1 212 318 3000
Fax +1 212 408 5100
nortonrosefulbright.com

October 10, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Sarah Sidwell Geoffrey Kruczek

Re:	BurTech Acquisition Corp. Amendment No. 1 to Registration Statement on Form S-4 Filed on September 9, 2024 File No. 333-280889 SEC Comment Letter dated September 24, 2024

Dear Ms. Sidwell and Mr. Kruczek:

On behalf of BurTech Acquisition Corp. (“BurTech”, the “Registrant”, or the “Company”) and Blaize, Inc. (the “Co-Registrant”), we are submitting via EDGAR for review by the Securities and Exchange Commission (the “Commission”) this response letter and the accompanying Amendment No. 2 (including certain exhibits) (“Amendment No. 2”) to the above-referenced Amendment No. 1 to Registration Statement on Form S-4 filed by the Registrant and Co-Registrant on September 6, 2024 (the “Registration Statement”). This letter and Amendment No. 2 reflect the Registrant’s respectful acknowledgement and response to the comments received from the staff of the Commission (the “Staff”) regarding the Registration Statement contained in the Staff’s letter dated September 24, 2024 (the “Comment Letter”), and certain other updated information. For your convenience, we are providing to the Staff a supplemental typeset copy of Amendment No. 2 marked to indicate the changes from the Registration Statement.

The Staff’s comments as reflected in the Comment Letter are reproduced in italics in this letter, and the corresponding responses of the Registrant and Co-Registrant are shown below each comment. All references to page numbers in the responses herein are to the page numbers in Amendment No. 2.

Amendment No. 1 to Registration Statement on Form S-4 filed on September 9, 2024
General

Ms. Sidwell and Mr. Kruczek

Securities and Exchange Commission

October 10, 2024

1.	We note your response to our prior Comment 4 and reissue in part. Please disclose, as of the most recent practicable date, the persons who have direct and indirect material interests in the SPAC sponsor, as well as the nature and amount of their interests. We note that Big 4 Sponsor LLC holds 42.3% of the membership interest in the Sponsor. Please identify the natural persons holding interest in Big 4 Sponsor LLC.

Response: The Company respectfully advises the Staff that it has revised the disclosure on the cover page and pages 100 and 254 of Amendment No. 2 in response to the comment.

2.	We note your response to our prior Comment 12 and reissue in part. Please file the nonredemption agreements as exhibits to your registration statement.

Response: The Company respectfully advises the Staff that it has revised Item 21 of Amendment No. 2 and the related exhibit in response to the comment.

3.	Please expand your response to prior comment 65 to clarify where in your revised fee table you included all outstanding securities of the SPAC, including units and shares of common stock that are currently outstanding.

Response: The Company respectfully advises the Staff that the Company has revised Exhibit 107 of Amendment No. 2 in response to the comment.

4.	Your revisions in response to prior comment 54 indicate there are no conflicting fiduciary duties. Please reconcile with the following disclosure that is repeated throughout your document: "the fact that certain of BurTech’s directors and officers presently has fiduciary or contractual obligations to other entities pursuant to which such officer or director is required to present a business combination opportunity to such entity. BurTech’s directors and officers also may have become aware of business combination opportunities which may have been appropriate for presentation to BurTech and the other entities to which they owe certain fiduciary or contractual duties. Accordingly, they may have had conflicts of interest in determining to which entity a particular business opportunity should have been presented.

Response: The Company respectfully advises the Staff that the Company has revised the disclosure on the cover page, pages 41, 96, 130 and 148-149 of Amendment No. 2 in response to the comment.

5.	When we request revisions to your document, please ensure your response and revisions address each instance in which the disclosure appears in that document. In addition to the examples highlighted in our other comments included in this letter, please reconcile your revisions on page 9 in response to prior comment 17 that approval of the proposals is assured with your continued disclosures on pages 37 and 120 regarding the need for additional votes by public shareholders to approve the proposals. In addition, highlight clearly and specifically on the cover page that approval of each proposal is assured.

Response: The Company respectfully advises the Staff that it has revised the cover page and pages 40 and 132 of Amendment No. 2 in response to the comment.

Cover Page

Norton Rose Fulbright US LLP is a limited liability partnership registered under the laws of Texas.

Norton Rose Fulbright US LLP, Norton Rose Fulbright LLP, Norton Rose Fulbright Australia, Norton Rose Fulbright Canada LLP and Norton Rose Fulbright South Africa Inc are separate legal entities and all of them are members of Norton Rose Fulbright Verein, a Swiss verein. Norton Rose Fulbright Verein helps coordinate the activities of the members but does not itself provide legal services to clients. Details of each entity, with certain regulatory information, are available at nortonrosefulbright.com.

Ms. Sidwell and Mr. Kruczek

Securities and Exchange Commission

October 10, 2024

6.	We note your response to our prior Comment 16 and reissue in part. Please briefly clarify the relationship of the RT Parties to the SPAC and/or Blaize. If no prior relationship exists, state so directly.

Response: The Company respectfully advises the Staff that Mr. Shahal Khan has had dealings with RT Parties and its affiliates in the past with respect to joint funding and collaboration on projects unrelated to either the SPAC or Blaize. The Company has revised the disclosure on page [36] of Amendment No. 2 in response to the comment.

Q. Why is BurTech proposing the Business Combination Proposal?, page 9

7.	Your disclosure on page 9 indicates that the total outstanding BurTech Class A Common Stock and Warrants are as of June 20, 2024. Elsewhere, your disclosure indicates that the total outstanding Common Stock and Warrants are as of June 30, 2024. Please revise this inconsistency.

Response: The Company respectfully advises the Staff that it has revised page 9 of Amendment No. 2 in response to the comment.

Summary of Proxy Statement/Prospectus, page 37

8.	We note your response to our prior Comment 24 and reissue. Please revise the summary section to briefly describe any material factors that the board considered in making its approval determination. Please refer to Item 1604(b)(2) of Regulation S-K.

Response: The Company respectfully advises the Staff it has revised page 40 of Amendment No. 2 in response to the comment.

Risk Factors

Our engagements with automotive OEMs and Tier-1 suppliers are long-term in nature and we will not receive firm purchase order commitments …, page 47

9.	We note your response to our prior Comment 26 and reissue in part. Please revise to clarify what you mean by “engagements” with the entities to which you refer, why you believe those “engagements” will result in future revenues, the extent to which you will be reliant on the relationships and the expected timeframe for recognizing revenues.

Response: The Company respectfully advises the Staff that it has revised pages 51 and 52 of Amendment No. 2 in response to the comment.

Proposal 1 – The Business Combination Proposal

The Business Combination, page 123

10.	We note your response to our prior Comment 32 and reissue. Please revise your disclosure in this section to describe negotiations relating to material terms of the transactions, including but not limited to structure, consideration, earn-out shares, and continuing employment or involvement for any persons affiliated with the SPAC before the merger. In your revised disclosure, please explain the reasons for the terms, each party’s position on the issues (including proposals and counter-proposals), and how you reached agreement on the final terms. In this regard, we note references to an increase in the Base Purchase Price. Also note that this comment applies to negotiations related to each of the agreements related to the merger agreement, in addition to negotiations related to the merger agreement.

Norton Rose Fulbright US LLP is a limited liability partnership registered under the laws of Texas.

Norton Rose Fulbright US LLP, Norton Rose Fulbright LLP, Norton Rose Fulbright Australia, Norton Rose Fulbright Canada LLP and Norton Rose Fulbright South Africa Inc are separate legal entities and all of them are members of Norton Rose Fulbright Verein, a Swiss verein. Norton Rose Fulbright Verein helps coordinate the activities of the members but does not itself provide legal services to clients. Details of each entity, with certain regulatory information, are available at nortonrosefulbright.com.

Ms. Sidwell and Mr. Kruczek

Securities and Exchange Commission

October 10, 2024

Response: The Company respectfully advises the Staff that the Company has revised the disclosure on page 137 of Amendment No. 2 in response to the comment.

11.	We note your response to our prior Comment 33 and reissue in part. Please discuss both the benefits and detriments of the business combination transaction and any related financing transactions on Blaize.

Response: The Company respectfully acknowledges the Staff’s comment and respectfully advises the Staff that the Company has revised the disclosure on pages 139 through 141 of Amendment No. 2 in response.

12.	We note your response to prior Comment 37. Please revise your disclosure to explain in what capacity Cohen served in the negotiations and what services it provided. Also revise to clarify its role in the June 23, 2023 discussion of "the current and prospective financials of Blaize and to discuss valuation, structure and other aspects of a potential business combination between BurTech and Blaize."

Response: The Company respectfully advises the Staff that it has revised page 136 of Amendment No. 2 in response to the comment.

13.	We note your revisions in response to prior comment 40. Disclosure on page 74 indicates that EF Hutton "was not engaged to provide any financial or merger-related advisory services in connection with the Business Combination". However, disclosure on page 128 appear to indicate that EF Hutton served as financial advisor in considering Blaize as a business combination target. Please advise or revise as to this apparent inconsistency.

Response: The Company respectfully advises the Staff that the Company has revised the disclosure on pages 81 and 142 of Amendment No. 2 in response to the comment.

14.	We reissue prior comment 39 given the continued disclosures regarding the projected/prospective financial information of Blaize discussed during negotiations related to the business combination. We also note continued disclosures regarding "financial advisors." Identify these advisors and explain clearly what role and activities they performed.

Response: The Company respectfully advises the Staff that the Company has revised the disclosure on pages 18, 88, 136, 142 and 144 of Amendment No. 2 in response to the comment. The Company would further advise the Staff that BurTech's management team received from Blaize several sets of high-level and speculative revenue ranges related to Blaize's pipeline of core customers, including DENSO and Mercedes-Benz, which were subject to a high level of variability throughout the negotiation period due to the number of assumptions included therein. Therefore, BurTech's management did not consider these figures to be sufficiently reliable and did not share them with the BurTech board and therefore, the BurTech board did not rely on such figures in determining whether to approve entry into the Merger Agreement.

Interests of Sponsor Related Parties in the Business Combination and Related Financing, page 134

The Business Combination, page 123

15.	Please expand your response to prior comment 6 to quantify the aggregate dollar amount of out-of-pocket expenses for which the Sponsor and its affiliates are awaiting reimbursement. Provide similar disclosure for the BurTech's officers and director, if material.

Response: The Company respectfully advises the Staff that the Company has revised the disclosure on the cover page and pages 41, 96, 130 and 149 of Amendment No. 2 in response to the comment.

Norton Rose Fulbright US LLP is a limited liability partnership registered under the laws of Texas.

Norton Rose Fulbright US LLP, Norton Rose Fulbright LLP, Norton Rose Fulbright Australia, Norton Rose Fulbright Canada LLP and Norton Rose Fulbright South Africa Inc are separate legal entities and all of them are members of Norton Rose Fulbright Verein, a Swiss verein. Norton Rose Fulbright Verein helps coordinate the activities of the members but does not itself provide legal services to clients. Details of each entity, with certain regulatory information, are available at nortonrosefulbright.com.

Ms. Sidwell and Mr. Kruczek

Securities and Exchange Commission

October 10, 2024

Certain Agreements Related to the Business Combination, page 154

16.	We note your response to our prior comment 43 and reissue. Please revise this section to include disclosure related to the additional agreements.

Response: The Company respectfully advises the Staff that it has revised pages 170 through 172 of Amendment No. 2 in response to the comment.

Material U.S. Federal Income Tax Considerations for BurTech, Holders of BurTech Class A Common Stock and Holders of New Blaize Common Stock, page 155

17.	We note your revisions in response to prior comment 44 and your disclosure on page 163 that "Blaize and BurTech intend the Merger to qualify as a "reorganization" within the meaning of Section 368 (a) of the Code." Please revise to clearly state whether the transaction will qualify as a reorganization, include an opinion of counsel covering the material tax consequences of the business combination, and state that the disclosure in this section represents the opinion of counsel. If there is uncertainty regarding the tax treatment of the transactions, counsel may (1) issue a “should” or “more likely than not” opinion to make clear that the opinion is subject to a degree of uncertainty and (2) explain why it cannot give a firm opinion. Refer to Section III.C of Staff Legal Bulletin No. 19. Please also remove language stating that “generally” certain tax consequences will apply or assuming certain consequences (e.g., assuming that the Business Combination constitutes a reorganization). Also please provide summary and risk factor disclosure. For further guidance, refer to Item 601(b)(8) of Regulation S-K and our Staff Legal Bulletin No. 19.

Response: The Company respectfully advises the Staff that it has revised pages 14, 43, 77-78 and 182-183 of Amendment No. 2 in response to the comment.

Management team, page 227

18.	Your disclosure added in response to prior comment 51 indicates "certain of our executive officers also serve as executive officers" for the SPACs you identify. Revise to clarify which of your officers also serve for those other SPACs.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has revised the disclosure on page 254 of Amendment No. 2 in response to the comment.

Information About BurTech

Permitted Purchases of Our Securities, page 229

19.	Please reconcile your deletions in response to prior comment 29 with your disclosures on pages 136 and 229. Also, please confirm our understanding that your deletions mean that the persons or entities mentioned in prior comment 29 will not engage in the transactions mentioned in that comment.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has revised the disclosure on pages 90 and 91 of Amendment No. 2 in response to the comment.

Business Combination Shares, page 257

20.	We note your response to prior comment 57. Please also include shares issued to holders of notes.

Norton Rose Fulbright US LLP is a limited liability partnership registered under the laws of Texas.

Norton Rose Fulbright US LLP, Norton Rose Fulbright LLP, Norton Rose Fulbright Australia, Norton Rose Fulbright Canada LLP and Norton Rose Fulbright South Africa Inc are separate legal entities and all of them are members of Norton Rose Fulbright Verein, a Swiss verein. Norton Rose Fulbright Verein helps coordinate the activities of the members but does not itself provide legal services to clients. Details of each entity, with certain regulatory information, are available at nortonrosefulbright.com.

Ms. Sidwell and Mr. Kruczek

Securities and Exchange Commission

October 10, 2024

Response: The Company respectfully acknowledges the Staff’s comment and respectfully advises the Staff that the Company has revised the disclosure on page 288 of Amendment No. 2 in response.

Security Ownership, page 263

21.	As previously requested in our prior comment 59, please revise to identify the natural persons who have or share voting and/or dispositive powers over the shares held by each entity listed in each table.

Response: The Company respectfully acknowledges the Staff’s comment and respectfully advises the Staff that the Company has revised the disclosure on pages 296 through 301 of Amendment No. 2 in response and will provide a few additional updates for the remaining footnotes with the identity of the natural persons who have or share voting and/or dispositive powers over the shares held by each entity in the next amendment to the Form S-4.

Annex A.1 The Merger Agreement, page A-1-i

22.	We note your response to our prior Comment 63 and reissue. Please supplementally provide us a list briefly identifying the contents of all omitted schedules or similar supplements to the Merger Agreement, including disclosure letters related to each party to the agreement. For example, we note references to a Company Disclosure Letter and an Acquiror Disclosure Letter.

Response: The Company respectfully acknowledges the Staff’s comment and respectfully advises the Staff that the Company has provided the list below identifying the contents of the Company Disclosure Letter and Acquiror Disclosure Letter, each of which are referenced in the Merger Agreement.

Company Disclosure Letter
Section	Contents
1.3	“Knowledge” persons
2.7(a)	Intended Tax Treatment
4.2	Subsidiaries
4.4	No Conflict
4.5	Governmental Authorities; Consents
4.6	Capitalization of the Company
4.7	Capitalization of Subsidiaries
4.8	Financial Statements
4.9	Undisclosed Liabilities
4.10	Litigation and Proceedings
4.12	Contracts; No Defaults
4.13	Company Benefit Plans
4.14	Labor Relations; Employees
4.15	Taxes
4.16	Brokers’ Fees
4.17	Insurance
4.18	Licenses
4.19	Equipment and Other Tangible Property
4.20	Real Property

Norton Rose Fulbright US LLP is a limited liability partnership registered under the laws of Texas.

Norton Rose Fulbright US LLP, Norton Rose Fulbright LLP, Norton Rose Fulbright Australia, Norton Rose Fulbright Canada LLP and Norton Rose Fulbright South Africa Inc are separate legal entities and all of them are members of Norton Rose Fulbright Verein, a Swiss verein. Norton Rose Fulbright Verein helps coordinate the activities of the members but does not itself provide legal services to clients. Details of each entity, with certain regulatory information, are available at nortonrosefulbright.com.

Ms. Sidwell and Mr. Kruczek

Securities and Exchange Commission

October 10, 2024

4.21	Intellectual Property
4.22	Privacy and Cybersecurity
4.23	Environmental Matters
4.24	Absence of Changes
4.27	Vendors
4.28	Customers
6.1	Conduct of Business
6.4	Affiliate Agreements

Acquiror Disclosure Letter
Section	Contents
1.1-A	Affiliates
1.3	“Knowledge” Parties
5.5(a)	SEC Filings
5.6(c)	Actions
5.6(d)	Financial Statements
5.7	Government Consents
5.10	Absence of Changes
5.13	Brokers
5.14	Indebtedness
5.15(n)	Tax Classification
7.3(a)	Acquiror Conduct of Business

* * *

We hope that the foregoing has been helpful to the Staff’s understanding of the Registrant and Co-Registrant’s disclosure and that the disclosure modifications in Amendment No. 2 are satisfactory to the Staff. If you have any questions or comments about this letter or need any further information, please call the undersigned at (212) 318-3168.

Very Truly Yours

By:	/s/ Rajiv Khanna
Rajiv Khanna

cc:	Shahal Khan (BurTech Acquisition Corp.)
Dinakar Munagala (Blaize, Inc.)
Ryan Lynch (Latham & Watkins LLP)
Lee McIntyre (Norton Rose Fulbright US LLP)

Norton Rose Fulbright US LLP is a limited liability partnership registered under the laws of Texas.

Norton Rose Fulbright US LLP, Norton Rose Fulbright LLP, Norton Rose Fulbright Australia, Norton Rose Fulbright Canada LLP and Norton Rose Fulbright South Africa Inc are separate legal entities and all of them are members of Norton Rose Fulbright Verein, a Swiss verein. Norton Rose Fulbright Verein helps coordinate the activities of the members but does not itself provide legal services to clients. Details of each entity, with certain regulatory information, are available at nortonrosefulbright.com.